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                         September 24, 2020

       Bob Beechey
       Chief Financial Officer
       Aspira Women's Health Inc.
       12117 Bee Caves Road, Building Three, Suite 100
       Austin, Texas 78738

                                                        Re: Aspira Women's
Health Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 18,
2020
                                                            File No. 333-248920

       Dear Mr. Beechey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact James
Young at 202-551-4679 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Beth Berg